Exhibit 99.1

Execution Version

AMENDMENT NO. 3 TO THE AGREEMENT AND PLAN OF MERGER

AMENDMENT NO. 3 TO THE AGREEMENT AND PLAN OF MERGER, dated as of December 14, 2018 (this “Amendment”), is entered by and among IK Healthcare Investment Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), IK Healthcare Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and iKang Healthcare Group, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).  Each of Parent, Merger Sub and the Company is hereinafter referred to as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties entered into that certain Agreement and Plan of Merger, dated as of March 26, 2018 (as amended by Amendment No. 1 thereto dated as of May 29, 2018 and Amendment No. 2 thereto dated as of September 25, 2018, the “Original Agreement”);

WHEREAS, Section 9.10 of the Original Agreement provides that the Original Agreement may be amended by the Parties by action taken (a) in the case of Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) in the case of the Company, by or on behalf of the Company Board acting upon the recommendation of Special Committee, at any time prior to the Effective Time;

WHEREAS, the Special Committee has authorized, approved and recommended the execution and delivery of this Amendment by the Company, and the Company Board, acting upon the recommendation of the Special Committee, has authorized and approved the execution and delivery of this Amendment by the Company; and

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Amendment and (ii) declared it advisable for Parent and Merger Sub, respectively to enter into this Amendment, and Parent, as the sole shareholder of Merger Sub, has approved this Amendment in each case upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, the Parties agree to amend the Original Agreement as follows:

1.                                      Definitions

Unless otherwise specifically defined herein, all capitalized terms used but not defined herein shall have the meanings ascribed to them under the Original Agreement.

2.                                      Amendments to the Original Agreement

2.1                               Section 1.02 of the Original Agreement is hereby deleted and replaced in its entirety to read as follows:

“Section 1.02 Closing; Closing Date. Unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Beijing time) at the offices of Simpson Thacher & Bartlett, ICBC Tower, 35/F, 3 Garden Road, Central, Hong Kong, China, on or before January 18, 2019 or another date or time agreed in writing by Company and Parent (such date being the “Closing Date”); provided that the conditions set forth in Article VII shall be satisfied or, if permissible, waived prior to or as of the Closing Date in accordance with this Agreement.”

2.2                               Section 7.02(e) of the Original Agreement is hereby deleted and replaced in its entirety to read as follows:

“(e) Dissenting Shares. The number of Dissenting Shares shall represent no more than 15% of the outstanding Shares.”

2.3                               The following paragraph is hereby inserted immediately after Section 7.02(e) of the Original Agreement as Section 7.02(f).

“(f) Since the date of this Agreement, there has not been promulgated any change of applicable Laws which remains in effect as of the Closing Date or will come into effect after the Closing Date that (i) requires the Group Companies to operate as a not-for-profit business or cease to engage in the health or medical examination business in the PRC (the “Business”) or otherwise requires the Business to be owned, operated and managed solely by public hospitals, (ii) generally prohibits the public offering and listing of equity securities of a company primarily engaged in the Business (including the Group Companies) and/or (iii) generally prohibits the acquisition of a company primarily engaged in the Business (including the Group Companies) by a company with publicly listed equity securities.”

2.4                               Section 8.02(a) of the Original Agreement is hereby deleted and replaced in its entirety to read as follows:

“(a) the Merger shall not have been consummated on or before January 31, 2019 (the “Termination Date”); provided that if on such date, all of the conditions set forth in Article VII have been satisfied (other than those conditions that by their nature are only capable of being satisfied as of the Closing) or waived (where permissible under applicable Law), except for the conditions set forth in Section 7.01(b), then either Parent or the Company may, in its sole discretion, elect to extend the Termination Date once to April 30, 2019.”

2.5                               The definition of “Excluded Shares” under Section 9.03(a) of the Original Agreement is hereby deleted and replaced in its entirety to read as follows:

““Excluded Shares” means, collectively, (i) any Shares held by Parent, the Company or any of their respective Subsidiaries; (ii) Shares issued to the Depositary and reserved for the exercise of Company Options; (iii) the Rollover Shares; and (iv) any Shares held by shareholders who have validly exercised their rights to dissent from the Merger in accordance with Section 238 of the CICL and thereafter effectively withdrawn such rights to dissent pursuant to agreements entered into between such shareholders and Merger Sub prior to the Effective Time.”

3.                                      Miscellaneous

3.1                               No Further Amendment.

The Parties agree that all other provisions of the Original Agreement shall, subject to Section 2, continue unmodified, in full force and effect and constitute legal and binding obligations of the Parties in accordance with their terms. This Amendment forms an integral and inseparable part of the Original Agreement.

3.2                               Representations and Warranties of the Company. The Company hereby represents and warrants to Parent and Merger Sub as of the date hereof that:

(a)                                 The Company has the requisite corporate power and authority to execute and deliver this Amendment.  The execution and delivery by the Company of this Amendment have been duly authorized by the Company Board and the Special Committee and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Amendment.

(b)                                 This Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub,

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constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

3.3                               Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as of the date hereof that:

(a)                                 Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Amendment and to perform its obligations hereunder. The execution and delivery of this Amendment by Parent and Merger Sub have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Amendment.

(b)                                 This Amendment has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

3.4                               References.

All references to the Merger Agreement (including “hereof,” “herein,” “hereunder,” “hereby” and “this Agreement”) in the Original Agreement shall refer to the Merger Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Merger Agreement (as amended hereby) and references in the Merger Agreement to “the date hereof,” “the date of this Agreement” and terms of similar import shall in all instances continue to refer to March 26, 2018.

3.5                               Other Miscellaneous Terms.

The provisions of Article IX (General Provisions) of the Original Agreement shall apply mutatis mutandis to this Amendment, and to the Original Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified by this Amendment.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers or directors thereunto duly authorized.

IK HEALTHCARE INVESTMENT LIMITED

By:	/s/ Huang Xin
Name:	Huang Xin
Title:	Director

[Signature Page to Amendment No. 3 to the Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers or directors thereunto duly authorized.

IK HEALTHCARE MERGER LIMITED

By:	/s/ Huang Xin
Name:	Huang Xin
Title:	Director

[Signature Page to Amendment No. 3 to the Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers or directors thereunto duly authorized.

IKANG HEALTHCARE GROUP, INC.

By:	/s/ Ruby Lu
Name:	Ruby Lu
Title:	Chairman, Special Committee of the Board of Directors

[Signature Page to Amendment No. 3 to the Agreement and Plan of Merger]